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                                                                      EXHIBIT(l)

[LETTERHEAD]

                                                                    May 23, 1986



American Capital Federal
  Mortgage Trust
2800 Post Oak Blvd.
Houston, TX  77056

                                        Re:  Investment Letter

Gentlemen:

    We are purchasing 714,796.283 shares of your beneficial interest $0.01 par value (the "Shares") at a price of $13.99 per share upon the terms and conditions set forth below.

    We understand that the Shares have not been registered under any state or federal securities laws and that the Fund is relying on certain exemptions from such registration requirements including exemptions dependent upon our intent in acquiring the Shares. We also understand that any resale of the Shares or any portion thereof may be subject to restrictions under state and federal securities laws. Thus we may be required to bear the economic risk of an investment in the Shares for an indefinite period of time.

    We hereby represent and warrant that we are acquiring the Shares solely for our own account and solely for investment purposes and not with a view to the resale, redemption or disposition of all or any part thereof and that we have no present plan or intention to sell, redeem or otherwise dispose of the Shares or any part thereof. We also represent that the Shares will not be resold except through redemption or repurchase.

                                        Very truly yours,

                                        AMERICAN CAPITAL ASSET MANAGEMENT,
                                        INC.



                                        By /s/ Nori L. Gabert
                                          ---------------------------------
                                               Nori L. Gabert
                                               Secretary